UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tarena International, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

c/o Suite 10017, Building E, Zhongkun Plaza

A18 Bei San Huan West Road
Haidian District, Beijing 100098

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 4 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of each of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”) and Techedu Limited (“Techedu”, and collectively with Mr. Han, Connion and Learningon, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017 and Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”) , with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 4 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,639,192(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,639,192(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,639,192(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% of the Class A Ordinary Shares(2) (or 31.1% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 68.8% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon Limited, (ii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iii) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited , and (vi) 493,288 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of October 15, 2019. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 45,873,037 Class A Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2019 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(3)	Based on 53,079,096 outstanding Ordinary Shares as a single class, being the sum of 45,873,037 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,087,727 (4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,087,727 (4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,727 (4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8% of the Class A Ordinary Shares(5) (or 7.6% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 3.5% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing (i) 3,594,439 restricted American depositary shares (“ADSs”), representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, and (ii) 493,288 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of October 15, 2019. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(5)	Based on 45,873,037 Class A Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(6)	Based on 53,079,096 outstanding Ordinary Shares as a single class, being the sum of 45,873,037 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,282(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,282(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,282(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7% of the Class A Ordinary Shares(8) (or 17.7% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 63.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 45,873,037 Class A Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(9)	Based on 53,079,096 outstanding Ordinary Shares as a single class, being the sum of 45,873,037 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,183 (10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,152,183 (10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,183 (10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5% of the Class A Ordinary Shares(11) (or 2.2% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 1.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing 1,152,183 Class A Ordinary Shares.

(11)	Based on 45,873,037 Class A Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(12)	Based on 53,079,096 outstanding Ordinary Shares as a single class, being the sum of 45,873,037 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of December 31, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on March 12, 2019, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On October 10, 2019, Techedu Limited transferred 1,146,059 Class B Ordinary Shares, being all Class B Ordinary Shares of the Company it held, to Learningon Limited for no consideration. Learningon Limited is ultimately wholly owned by HANQQ Trust, of which Mr. Shaoyun Han is the settlor and Mr. Shaoyun Han and his family are beneficiaries. Techedu Limited is wholly owned by Mr. Shaoyun Han. Therefore, the number of Class B Ordinary Shares of the Company beneficially owned by Mr. Shaoyun Han remained unchanged.

On October 12, 2019, Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited entered into an Amendment to the Share Transfer Agreement (the “Amendment”). The Amendment has amended and restated certain articles contained in the original Share Transfer Agreement entered into by and among Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited on December 7, 2018 therein, regarding the lock-up period of the target shares and the share of profits. On the same date of the Amendment, Mr. Shaoyun Han and all parties to the Amendment entered into a Personal Guarantee, pursuant to which Mr. Shaoyun Han personally guarantees the performance of certain obligations under the Share Transfer Agreement dated December 7, 2018, as amended by the Amendment, regarding the transfer of target shares and indemnification, by Techedu Limited.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)       Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not Applicable.

(e)       Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Original Schedule 13D, Item 6 is hereby amended by adding the below:

Amendment to Share Purchase Agreement by and among Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited

Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited entered into an Amendment to the Share Transfer Agreement on October 12, 2019 (the "Amendment"), a copy of which is attached hereto as Exhibit L. The description of the Amendment contained herein is qualified in its entirety by reference to Exhibit L, which is incorporated herein by reference. The Amendment has amended and restated certain articles contained in the original Share Transfer Agreement entered into by and among Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited on December 7, 2018 therein, regarding the lock-up period of the target shares and the share of profits.

Personal Guarantee by and among Mr. Shaoyun Han, Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited

Mr. Shaoyun Han, Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited entered into a Personal Guarantee on October 12, 2019 (the "Personal Guarantee"), a copy of which is attached hereto as Exhibit M. The description of the Personal Guarantee contained herein is qualified in its entirety by reference to Exhibit M, which is incorporated herein by reference. The Personal Guarantee provides that Mr. Shaoyun Han personally guarantees the performance of certain obligations under the Share Transfer Agreement dated December 7, 2018, as amended by the Amendment, regarding the transfer of target shares and indemnification, by Techedu Limited.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows.

Exhibit No.	Description
A	Joint Filing Agreement dated October 15, 2019 by and among the Reporting Persons.
B*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, GS, and Connion.
C*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, IDG, and Connion.
D*	Assignment dated July 10, 2015, by and between Connion and Moocon.
E*	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Moocon, Mr. Han, KKR and KKR Affiliate.
I*	Registration Rights Agreement dated July 17, 2015 by and between the Company and KKR Affiliate.
K*	Share Purchase Agreement dated December 7, 2018 by and among Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited
L	Amendment to Share Purchase Agreement dated October 12, 2019 by and among Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited
M	English translation of Personal Guarantee dated October 12, 2019 by and among Mr. Shaoyun Han, Techedu Limited, Banyan Enterprises Limited and Banyan Enterprises A Limited

-----------------------------------

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2019

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director